UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Tongfang Stable Fund Viva Plan Limited Kwong Wai Au-Yeung Unit 2102-3, Golden Centre, 188 Des Voeux Road Central, Hong Kong +852 2306 0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tongfang Stable Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,950,834
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,950,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,950,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.50% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 30,844,641 Ordinary Shares issued and outstanding as of October 20, 2021 as reported in the Issuer’s Amendment No.1 to Form F-3 filed on October 20, 2021.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Viva Plan Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,950,834
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,950,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,950,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.50% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 30,844,641 Ordinary Shares issued and outstanding as of October 20, 2021 as reported in the Issuer’s Amendment No.1 to Form F-3 filed on October 20, 2021.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kwong Wai Au-Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,950,834
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,950,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,950,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.50% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 30,844,641 Ordinary Shares issued and outstanding as of October 20, 2021 as reported in the Issuer’s Amendment No.1 to Form F-3 filed on October 20, 2021.

Item 1. Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D”) relates are the ordinary shares, with no par value of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer” and such shares, the “Ordinary Shares”). The Issuer’s principal executive office is located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China.

Item 2. Identity and Background

The Schedule 13D is being jointly filed by Tongfang Stable Fund (“TF”), a company organized under the laws of the Cayman Islands, Viva Plan Limited (“Viva”), a company organized under the laws of Seychelles, and Kwong Wai Au-Yeung, a citizen of People’s Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons entered into a Joint Filing Agreement on October 29, 2021 (the “Joint Filing Agreement”), pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 2.

TF is a company established for the purpose of making investments. The principal office of TF is located at Unit 2102-3, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.

Yuzheng Zhang is the sole director of TF. Yuzheng Zhang is a citizen of People’s Republic of China with the business address located at Units 2102-3, 21/F, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.

The principal occupation of Yuzheng Zhang is the director of brokerage of Tongfang Securities Limited. The principal business of Tongfang Securities Limited is advisory and asset management. The principal office of Tongfang Securities Limited is located at Units 2102-3, 21/F, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.

Viva is the sole unitholder of TF. Viva is a company established for the purpose of making investments. The principal office of Viva is located at Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

Honghui Du is the director of Viva. Honghui Du is a citizen of People’s Republic of China with the business address located at Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles. The principal occupation of Honghui Du is the director of Viva.

Kwong Wai Au-Yeung is the director and the sole member of Viva. Kwong Wai Au-Yeung is a citizen of People’s Republic of China with the business address located at Suite No. 1B on 9/F, Tower 1, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon.

The principal occupation of Kwong Wai Au-Yeung is the Finance Manager of Parksong Mining & Resource Recycling Limited (“Parksong”). The principal business of Parksong is mining & resource recycling. The business address of Parksong is located at Suite No. 1B on 9/F, Tower 1, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The Reporting Persons have acquired the shares reported in this Schedule 13D as a result of distribution (“Distribution”) of all Ordinary Shares held by Lavacano Holdings Limited (“Lavacano”) to its two shareholders for no consideration: Heshine Holdings Limited (“Heshine”), a British Virgin Islands company and TF.

Item 4. Purpose of Transaction

The description in Item 3 of this Schedule 13D is incorporated herein by reference.

Pursuant to a Share Distribution and Conversion Rights Assignment Agreement (the “Share Distribution Agreement”) dated August 11, 2021, by and among the Issuer, Lavacano, Heshine and TF, Lavacano distributed 7,019,766 and 10,950,834 Ordinary Shares to Heshine and TF, respectively, each for no consideration.

Before the Distribution, Lavacano acquired 17,970,600 Ordinary Shares as a result of the closing of a business combination contemplated under that certain Share Exchange Agreement dated as of October 28, 2019 (the “Share Exchange Agreement”) and will acquire additional earnout shares if certain earnout targets are achieved by the Issuer. In addition, pursuant to the Share Exchange Agreement, if the Issuer reclassifies its capital shares into two classes, i.e. class A ordinary shares with one vote per share and class B ordinary shares with ten votes per shares (the “Reclassification”), certain amount of the Ordinary Shares that Lavacano already acquired and may acquire as additional earnout shares will automatically be converted into class B ordinary shares on 1:1 (the “Conversions” and such conversion rights, the “Conversion Rights” and such converted shares, the “Conversion Shares”). Given that the Distribution occurred prior to the anticipated Reclassification, pursuant to the Share Distribution Agreement, Lavacano assigned to Heshine any and all Conversion Rights in connection with the Conversion Shares, including, without limitation, the rights to convert 2,625,058 Ordinary Shares (which are among the 7,019,766 Ordinary Shares distributed to Heshine in the Distribution) to the same amount of class B ordinary shares, and the Issuer provided the written consent to such assignment. Furthermore, under the Share Distribution Agreement, (1) each of TF and Heshine irrevocably and unconditionally agrees to vote all securities of Issuers that such party owns from time to time, including the Ordinary Shares distributed to each such party in the Distribution, in favor of the Reclassification and the Conversions, and (2) TF irrevocably constituted and appointed Heshine and any designee thereof as its proxies to vote or act in written consent with respect to those shares in accordance with the aforementioned voting arrangement. With respect to the additional earnout shares of the Issuer that Lavacano may acquire from the Issuer in the future, assuming that such issuance will occur after the Reclassification, under the Share Distribution Agreement, (1) Lavacano agreed to, within ten (10) business days following such issuance, distribute such shares to TF and Heshine pro rata, out of which the Conversion Shares converted therefrom will only be distributed to Heshine, and (2) to the extent that any such Conversion Shares have not been distributed to Heshine, Lavacano irrevocably constituted and appointed Heshine and any designee thereof, as its proxies to vote or act by written consent with respect to any and all of such Conversion Shares with regard to any question, action, resolution, election or other matter presented to the shareholders of the Issuer for vote or approval. The Issuer has acknowledged both proxies granted in the Share Distribution Agreement.

A copy of the Share Distribution Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing summary of the Distribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 1.

Pursuant to the Share Exchange Agreement, the Issuer currently plans to use its reasonable best efforts to complete the Reclassification and the Conversions. While the proposal of Reclassification and Conversions requires the approval of Issuer’s shareholders, since (1) Heshine and TF in the aggregate hold more than fifty percent of the voting rights of the Issuer and (2) Heshine and TF have agreed to vote in favor of such proposal and TF has granted Heshine a proxy with respect to such vote under the Share Distribution Agreement, it is likely that the proposal of Reclassification and Conversions will be approved. Adoption of the dual-class structure and the conversion of certain Ordinary Shares held by Heshine into class B ordinary shares will result in further concentration of ownership held by Heshine.

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(b)	(i) As of the date of this filing, because the proxy granted in the Share Distribution Agreement, TF and Heshine may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, as to the 10,950,834 Ordinary Shares directly held by TF. Viva is the sole unitholder of TF and may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition, as to the 10,950,834 Ordinary Shares directly held by TF. In addition, Kwong Wai Au-Yeung is the director and the sole member of Viva and may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition, as to the 10,950,834 Ordinary Shares directly held by TF.

The filing of this Schedule 13D shall not be construed as an admission that TF, Viva or Kwong Wai Au-Yeung is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3, 4 and 5 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D, and to the best of the knowledge of the Reporting Persons, between such persons and any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Share Distribution and Conversion Rights Assignment Agreement, dated August 11, 2021, by and among Lavacano Holdings Limited, Heshine Holdings Limited, Tongfang Stable Fund, and Scienjoy Holding Corporation.
2	Joint Filing Agreement, dated October 29, 2021, by and between Tongfang Stable Fund, Viva Plan Limited and Kwong Wai Au-Yeung.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

Tongfang Stable Fund

By:	/s/ Yuzheng Zhang
Name:	Yuzheng Zhang
Title:	Director

Viva Plan Limited

By:	/s/ Honghui Du
Name:	Honghui Du
Title:	Director

/s/ Kwong Wai Au-Yeung
Kwong Wai Au-Yeung